82-1252

Nestlé

02049557

PRESS RELEASE

02 AUG 20 AM 11:25

# Nestlé Group Shows Solid Growth – Operating Efficiencies and Exceptional Gains Drive Profit Improvement in First Half 2002

SUPPL

- Solid first half with consolidated sales in Swiss francs up 7.2 percent to CHF 44'219 million
  - Real internal growth improved over first quarter to 3.5 percent
  - Organic growth up to 4.7 percent
- EBITA up 13.5 percent and EBITA margin up 60 basis points to 11.7 percent due to good operational performance
- Net profit increases 79 percent to CHF 5.7 billion, reflecting increased value of Alcon and FIS under Nestlé ownership
- Operating cash flow grows 14.5 percent to CHF 2.8 billion
- Ralston Purina integration ahead of plan in all aspects: business growth and synergies
- With the Schöller acquisition and the announced Dreyer's deal, Nestlé has achieved its strategic objectives in the ice cream business
- GLOBE continues to proceed on track both for time and budget
- Peter Brabeck, Vice Chairman and Chief Executive Officer of Nestlé S.A.: "Nestlé has delivered a good performance by any measure in the first half of 2002, demonstrating its capacity for growth and performance improvement even in a difficult global environment. Our sound financial policies have allowed us to further increase our profit margins and at the same time to grow both internally as well as externally. As a result we have obtained leading profitable positions in businesses hitherto considered as developing areas, such as petcare, water and ice cream. Nestlé is in excellent financial health, has strong market positions around the world and is, therefore, well placed to report continued progress in sales and profits on a constant currency basis for the remainder of the year."

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

**Half-Year Figures at a Glance**

| | | | | Margins | |
|---|---|---|---|---|---|
| | *January-June 2002* | *January-June 2001* | **Change %** | *January-June 2002* | *January-June 2001* |
| Sales | CHF 44.2 bio. | CHF 41.2 bio. | + 7.2 | | |
| EBITA | CHF 5'195 mio. | CHF 4'577 mio. | + 13.5 | 11.7% | 11.1% |
| Net profit | CHF 5'656 mio. | CHF 3'152 mio. | + 79 | 12.8% | 7.6% |
| EPS | CHF 14.57 | CHF 8.15 | + 79 | | |
| Operating Cash Flow | CHF 2'757 mio. | CHF 2'408 mio. | + 14.5 | | |
| Real Internal Growth (RIG) | 3.5% | 4.6% | | | |

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dlw 9/4

Vevey, August 21, 2002 – During the first half of 2002, the Nestlé Group's consolidated sales increased 7.2 percent to CHF 44'219 million. EBITA went up 13.5 percent, resulting in a profit margin improvement of 60 basis points to 11.7 percent. Net profit for that period grew strongly to CHF 5'656 million, an increase of 79 percent, reflecting mainly the one-off effect of the Alcon IPO and other disposals. This results in a net margin of 12.8 percent, as compared to 7.6 percent in January-June 2001. For the same reason, earnings per share rose to CHF 14.57.

Due to the growing importance of the water and the petcare businesses, Nestlé now has decided to break these out as separate segments, increasing the transparency of its reporting.

## Sales Performance

Real internal growth, stripping out the impacts of acquisitions, pricing and foreign exchange, accelerated slightly during the second trimester and now stands at a cumulative 3.5 percent. Double-digit growth in Eastern Europe compensated for the slower pace in Western Europe, as did the excellent progress in North America for the more hesitant performance in Latin America, where several countries are faced with severe economic downturns. Asia, Oceania and Africa saw strong advances in Asian countries, with the exception of Japan, and a significant increase of sales in Africa. Nestlé Waters achieved a RIG of 8.7 percent, with continued excellent growth and market share gains in the USA, and Alcon confirmed its continued sales strength with a RIG of 8 percent.

**Sales and EBITA by Management Responsibilities and Geographic Area**

| | *January-June 2002* | *January-June 2001* | ***Change*** | *Real Internal Growth January-June 2002* | *January-June 2002* | *January-June 2001* | ***Change*** |
|---|---|---|---|---|---|---|---|
| | Sales in CHF millions | | % | % | EBITA in CHF millions | | % |
| Food | | | | | | | |
| • Europe | 13'808 | 13'198 | **4.6** | 0.7 | 1'447 | 1'355 | **6.8** |
| • Americas | 14'513 | 12'290 | **18.1** | 3.6 | 1'943 | 1'403 | **38.5** |
| • Asia, Oceania and Africa | 7'495 | 7'688 | **-2.5** | 3.8 | 1'287 | 1'336 | **-3.7** |
| Nestlé Waters | 3'935 | 3'791 | **3.8** | 8.7 | 371 | 309 | **20.1** |
| Other Activities [a] | 4'468 | 4'274 | **4.5** | 6.7 | 872 | 819 | **6.5** |
| **TOTAL** | 44'219 | 41'241 | **7.2** | 3.5 | 5'920 | 5'222 | **13.4** |
| Unallocated items [b] | | | | | (725) | (645) | |
| Group EBITA | | | | | 5'195 | 4'577 | **13.5** |

[a] *Mainly Pharmaceutical Products, Joint Ventures and "Trinks" (Germany)*

[b] *Mainly corporate expenses as well as research and development costs*

./.

| Sales by Product Group | | | | |
|---|---|---|---|---|
| | January-June 2002 | January-June 2001 | Change | Real Internal Growth January-June 2002 |
| | in CHF billion | | % | % |
| Beverages | 11.7 | 11.8 | -1.6 | 4.4 |
| Milk Products, Nutrition and Ice Cream | 12.1 | 11.4 | 5.5 | 2.5 |
| Prepared Dishes and Cooking Aids | 7.6 | 7.3 | 4.0 | 4.1 |
| Petcare | 5.4 | 3.0 | 81.9 | 3.7 |
| Chocolate, Confectionery and Biscuits | 4.8 | 5.0 | -3.3 | -0.1 |
| Pharmaceutical Products | 2.7 | 2.6 | 4.3 | 8.0 |
| **TOTAL** | 44.2 | 41.2 | 7.2 | 3.5 |

*All calculations based on non-rounded figures*

Changes in selling prices and other items increased sales by 1.2 percent. The strength of the Swiss franc against all currencies reduced consolidated sales by 6 percent, while acquisitions, net of divestitures, had a positive impact of 8.5 percent. At comparable structure and at constant exchange rates, sales grew by 4.7 percent, an excellent performance against any food industry benchmark.

## Profit Performance

Improvements in operating efficiency produced an increase in the EBITA margin of 60 basis points, from 11.1 percent in the first half of 2001 to 11.7 percent for January-June 2002. This result was achieved despite the continued investment in the GLOBE project. Further, restructuring costs in 2002, which are of a comparable nature to those taken in the first half of 2001, are reported in *Restructuring costs* and are included in EBITA. In a difficult economic and monetary environment, the Group's operating efficiency programs, as well as lower commodity prices in some sectors, resulted in a reduction in the cost of goods sold as a percentage of sales. Marketing and administration expenses remained unchanged at 35.3 percent of sales. As a consequence of strong water sales and the Schöller acquisition, distribution expenses rose by 0.4 percent of sales.

Net non-trading items totaled CHF 2.6 billion in the first half of 2002. The income came primarily from the partial IPO of Alcon, which resulted in an extraordinary gain of CHF 3.9 billion, and from the disposal of FIS, with a profit on disposal of CHF 0.5 billion, demonstrating the value that has been added to those businesses under Nestlé ownership. The reductions resulted primarily from impairments of the goodwill in the petcare and ice cream businesses, restructuring costs relating to the acquisition of Ralston Purina and from impairment of assets in petcare, ice cream, chocolate and milk. These totaled CHF 1.9 billion. The net financing cost rose moderately to CHF 427 million, reflecting a successful management of the debt position after the USD 10.3 billion acquisition of Ralston Purina. Lower interest rates as well as the strength of the Swiss franc also contributed to lowering financing costs of debt that is largely dollar denominated.

## Cash Flow and Balance Sheet

Nestlé continues to benefit from an exceptionally healthy financial position. Operating cash flow increased significantly, in line with EBITA, despite negative foreign exchange rates. Capital expenditure levels are comparable to those of last year. Net indebtedness fell from CHF 19.4 billion at the end of 2001 to CHF 16.2 billion, even after the dividend payout and the CHF 1.5 billion spent for acquisitions; the reduction in debt results from the free cash flow generated during the first half of 2002 and from the proceeds from disposals. The ratio of net debt to equity improved from 56.6 percent at year-end to 45.9 percent. It should be noted that the carrying value of treasury shares, valued at CHF 2.6 billion, is not included when calculating that ratio.

## Outlook

In an unstable economic, monetary and currency environment, forecasting trends is of questionable value. Nevertheless, Nestlé's broad spread, both in products as well as geographically, provides a degree of protection against difficult market conditions. With its robust financial health, strong market positions and its capacity to deliver operational improvements, Nestlé expects to report continued progress in sales as well as in profits on a constant currency basis for the year 2002.

**Contacts:**

| | | | |
|---|---|---|---|
| *Media:* | *François-Xavier Perroud* | *Tel.:* | *+41-21-924 2596* |
| *Investors:* | *Roddy Child-Villiers* | *Tel.:* | *+41-21-924 3622* |


**The following services / events are listed on the Corporate Internet site:**

http://www.nestle.com

The Half Year Report is available in HTML and PDF formats from the Nestlé Group's Investor Relations site (http://www.ir.nestle.com/); printed versions will be sent out at a later time.

**TELECONFERENCES:**

**1000 (CET) / 0900 (BST): European Analysts' Conference Call** Live Audio Broadcast, hosted by Mr. Wolfgang H. Reichenberger, Chief Financial Officer, Nestlé S.A.
**Dial-in number: Tel. +44 (0)208 240 8246** (listen only)

**European phone-in replay: Tel. +44 (0)208 288 4459** followed by the access code **679 662.**
This will be available from 10 minutes after the call until end of business on Monday 26 August 2002.

**1600 (CET) / 1000 (US Eastern): US Analysts' Conference Call** Live Audio Broadcast, hosted by Mr. Wolfgang H. Reichenberger
**Dial-in number:** Tel. +1 (952) 556 2827 (listen only)

**US phone-in replay: Tel.** +1 (703) 736 7336 followed by the access code **429 219.**
This will be available from 10 minutes after the call until end of business on Monday 26 August 2002.

Should you have any technical difficulties connecting to the conference calls, please contact K. Hendrie at Macmaster + Company, Tel. + 44 (0)207 493 9500.

To listen to the Simultaneous Audio Broadcasts over the Internet, please access:

http://www.vcall.com/EventPage.asp?ID=82228 (1000 CET Call)
or
http://www.vcall.com/EventPage.asp?ID=82229 (1600 CET Call).

There is also a link at:

http://www.ir.nestle.com/4_publications/4_4-frameset.asp?Nav=4

You can also download the PowerPoint presentation that will accompany the conference calls at:

http://www.ir.nestle.com/4_publications/4_2-frameset.asp?Nav=2